Exhibit 4.29

CSA BUILDING ASSET LEASE AGREEMENT

Party A: Guangzhou Southern Airlines Construction Company Limited (leasor)

Party B: China Southern Airlines Company Limited (leasee)

In view of the business development requirement from Party B, Party A and Party B agreed as follows after friendly negotiation in respect of the lease of CSA Building assets from Party A by Party B:

Section I    Undertakings

1. Party A is a legally existing enterprise in the PRC and has obtained the business license from the administrative department of industrial and commercial administration pursuant to the relevant requirements of laws and regulations of the PRC, and has performed the annual inspection obligations under requirements.

2. Party A legally owns the legal and complete title of assets listed in the appendix 1 (lists of leased assets in the offices) and appendix 2 (lists of leased parking lots) attached herein. Party A agreed that the assets leased by Party B may be used by Party B to the extent set forth herein.

3. Party B is a legally existing enterprise in the PRC and has obtained the business license from the administrative department of industrial and commercial administration pursuant to the relevant requirements of laws and regulations of the PRC, and has performed the annual inspection obligations under requirements.

Section II    Leased subjects and rental

After confirmed by both parties in negotiation, the annual rental of assets listed in appendix I of this Agreement leased by Party B was RMB159.1128 million (capital: one hundred and fifty-nine million and one hundred and twelve thousand and eight hundred), the annual rental of assets listed in appendix 2 was RMB 5.52 million (capital: five million and five hundred and twenty thousand), and the total annual transaction amount was RMB164.6328 million (capital: one hundred and sixty-four million and six hundred and thirty-two thousand and eight hundred). Party B is entitled to reduce properly the leased areas based on its operating development needs and reduce the rental according to the charging standards herein.

The price shall be fixed based on the fair market price in accordance with fair and reasonable principles. Party A undertook that the price offered to Party B will not be higher than the average rental level in the same district and the same section.

Section III    Term of lease

Both parties agreed that the term of lease of assets in this Agreement shall be three years.

Section IV    Payment of rental

The rental shall be paid quarterly. Party B shall pay a quarter of the annual rental through bank transfer in the first month of every quarter and within 15 days from the receipt date of Party A’s invoice of same amount.

Section V    Rights and obligations of both parties

(I) Party A’s rights and obligations

1. Party A shall collect the rental according to the Lease Agreement.

2. Party A shall deliver the leased properties to Party B for its use under the Lease Agreement.

3. If Party A actually needs to take back the leased properties for its own use during the term of lease, it shall notify Party B in writing three months in advance, and shall at the same time reduce the rental according to the actual leased areas.

4. Party A shall be responsible for the maintenance expense for the natural damage in the main structure of the house.

5. Party A shall be responsible for the property tax and land use tax for the assets listed in the appendix of this Agreement.

(II) Party B’s rights and obligations

1. Party B shall make rental payment to Party A in a timely manner according to the Lease Agreement.

2. Party B shall be responsible for the heat, water, electricity, gas and property management fees and other related fees incurred during the term of lease.

3. Party B shall be responsible for the daily maintenance and repair of the leased assets other than the natural damage in the main structure of the house during the term of lease, such as the leaking roof; cooperating to handle the insurance claims and the aftermath work relating to house maintenance.

4. Party B shall normally use the house and its ancillary equipment with care in strict accordance with the use nature of the leased assets. Party B shall pay attention to fire safety and shall not illegally store inflammable, explosive and other dangerous items in the house.

5. Without Party A’s consent, Party B shall not change the floor structure and use of the premises during the term of lease. House decoration could only be started with Party A’s prior consent. The attachments added during the decoration may discount to Party A at one time or demolish or relocate when the term of this Agreement expires, provided that the premises shall be restored to the original state. Party A shall not increase the rental for the rising of value as a result of Party B’s decoration and upgrading.

6. If party B needs to increase or decrease the lease scope during the term of lease, it shall notify Party A in writing three months in advance while at the same time increase or decrease the rental based on the actual leased areas.

Section VI    Default liabilities

(I) Party A’s default liabilities

1. If Party A fails to provide the leased premises to Party B within the time stipulated in this Agreement, it shall pay Party B the liquidated damages equal to one thousandth of the rental payable by Party B during the delay period every day and shall return to Party B the rental paid by it for the delay period.

2. If the main structure of the house damages naturally and Party A fails to repair, Party B may quit the lease or repair on behalf of Party A, while the invoice of repair may offset the rental.

3. If for the government decrees and city planning and other special reasons, Party A is unable to perform the obligations under this Lease, Party A may early terminate or change this Lease Agreement, take back the leased houses under this Agreement in whole or in part, provided that Party A is obliged to reimburse Party B on the recovered assets under relevant requirements to the government’s reimbursement extent.

(II) Party B’s default obligations

1. Party B shall use the leased premises in strict accordance with the provisions of relevant laws and regulations of the government. Without Party A’s permission, the houses leased by Party B shall not be transferred, subleased or pledged. Party B shall reimburse Party A for the loss incurred by Party B’s illegally use of leased premises.

2. Party B shall pay the rental under the Agreement. If Party B defaults to pay the rent, it shall pay the late fees at an amount equal to the one thousandth of the rental payable every day; if Party B defaults for three months, Party A may take back the premises and claim the rental receivable and the liquidated damages according to law.

3. If Party B damages the premises and its inherent ancillary facilities willfully or by negligence, it shall be liable to restore it to the original state or reimburse the loss.

Section VII    Force majeure

1. If this Agreement could not be performed as a result of force majeure, both parties shall not be liable for such unperformed acts and this Agreement shall terminate automatically. If part of this Agreement is unable to be performed as a result of force majeure, the corresponding liabilities of the party who suffered from force majeure shall be exempted according to the extent of the force majeure, provided that the other part of this Agreement not affected by the force majeure shall continue. If the force majeure happens as a result of late performance, liabilities shall not be exempted.

Force majeure refers to the objective conditions that are unpredictable, unavoidable and insuperable, including but not limited to war, pandemic, strike, earthquake, flood, etc.

2. Any party who fails to perform the agreement for the purpose of force majeure, shall give notice to the other party in a timely manner within 48 hours to minimize the loss that may incurred to the other party, and shall provide evidence within 15 working days. To the extent there is reasonable reason for the delay of notice and provision of evidence, the time stipulated in this clause may be extended under actual situation.

Section VIII    Settlement of disputes

For any dispute arising from the execution or performance of this Agreement, each party shall try to settle by friendly negotiation at first. If negotiation fails, any party may initiate a suit to the people’s court having the jurisdiction.

Section IX    Miscellaneous

(I) This Agreement shall come into effect upon the signature and affixing of seals by both parties.

(II) For the matters not mentioned herein, each party shall otherwise sign a supplemental agreement, and the supplemental agreement shall have the same effect as this Agreement; the performance of this Agreement shall strictly comply with relevant laws and regulations of the People’s Republic of China and shall meet the requirements of relevant laws and regulations of the place where Party B listed and the Listing Rules.

(III) This Agreement is made in six originals with each party holding three copies, and each one has the same legal binding.

Party A: Guangzhou Southern Airlines Construction Company Limited

Party B: China Southern Airlines Company Limited

Authorized representative:	Authorized representative:

This Agreement is signed in Guangzhou as at